July 21, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Michael C. Foland Ms. Jan Woo
Re:	Superior Drilling Products, Inc. Registration Statement on Form S-3 Filed July 1, 2020 File No. 333-239608

Dear Mr. Foland and Ms. Woo:

This letter is in response to your letter dated July 15, 2020, to Superior Drilling Products, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-3 (the “S-3”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Registration Statement on Form S-3 filed July 1, 2020

General

1.	We note that this registration statement covers the resale of up to 4 million shares by Troy and Annette Meier, your founders and CEO and COO, respectively. Further, we note your disclosure on page 5 of the resale prospectus that the Meiers have agreed with you that the proceeds of any share sales under this prospectus shall be used to reduce the amounts outstanding under the Tronco note receivable. In light of both the Meiers’ relationship to the company and the fact that the proceeds of any resales will be going to the company, please provide a detailed legal analysis of why this transaction should be considered a secondary offering. Consider Question 212.15 and Interpretation 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response. In response to the Staff’s comment, the Company believes that the sale of the shares by the Meiers is a genuine secondary offering as contemplated by Question 212.15 of Securities Act Rules Compliance and Disclosure Interpretations (the “CD&I”) and also meets the criteria of Interpretation 612.09 of the CD&I. As described in detail in the Company’s public filings, the Meiers have had a continuing obligation to the Company to repay the Tronco note receivable. Over the past several years, repayment of portions of this obligation has been affected through various means, including through the value of earned bonuses and earned incentive stock awards of the Meiers. However, in order for the Meiers to have the ability to repay this obligation in full, they indicated to the independent members of the Company’s board of directors that they would need to sell some of their shares of the Company’s common stock. The independent directors considered this and determined that repayment of this obligation was in the best interest of the Company. To facilitate that process, they determined to include a resale prospectus as part of the Company’s planned universal shelf registration statement. This was done only for efficiency – the Meiers remain liable for the expenses of any sale or offering of their shares. The Company would not otherwise have agreed to pay the expenses of registration for the Meiers.

Additionally, the Company does not have the ability to require the Meiers to sell their shares. Rather, the resale prospectus will simply provide them with a vehicle to effect such a sale. The fact that their shares are now being registered for resale is not evidence that the Meiers desire to effect an immediate distribution. Indeed, given the Company’s relatively limited public market at this time and current market conditions, any such attempt at distribution could be challenging for the Meiers for some time. The Meiers have the discretion to determine (subject to the Company’s policies on insider trading and applicable law) when to effect a sale and the means by which to do so, but the Meiers themselves are not in the business of selling securities, and in fact, have never sold any of their shares of the Company’s stock. The current Company shares held by the Meiers were issued as part of a pre-initial public offering restructuring in 2014. The Meiers have been subject to investment risk with respect to the shares since that time and the length of time that they held the shares demonstrates, as described in more detail below, that they clearly have not had a view to distribute such shares as an underwriter on behalf of the Company.

Through the initial public offering of the Company in 2014, and the Company’s follow on public offering in 2016, the ownership percentage of the Meiers has been reduced to approximately 40%, and as a result, the Meiers do not have majority control over the Company. They are officers of the Company as well, but the majority of the board of directors are independent. An underwriter is any person who has purchased an interest in an issuer with a view towards, or offers or sells on behalf of an issuer in connection with, the distribution of such securities or participates, directly or indirectly, in any such undertaking or in the underwriting of any such undertaking. The shares were not acquired with that intent, but now the intent is to sell them to repay a liability that the Meiers owe to the Company. As a result, the Company does not believe that the Meiers are a conduit or alter ego of the Company.

The Company believes it is appropriate to view the sale of shares by the Meiers as a secondary offering.

2.	Please tell us whether there is a written agreement with the Meiers requiring them to use the proceeds from any resales to reduce the amounts outstanding under the Tronco note receivable, and if so, please file this agreement.

Response. In response to the Staff’s comment, the Company notes that there is no written agreement respecting the use of proceeds, but rather there is a verbal understanding between the Meiers and the independent members of the Company’s board of directors.

Please call the undersigned at (832) 876-5048 with any additional comments or questions you may have.

Very truly yours,

/s/ Christopher Cashion
Christopher Cashion
Chief Financial Officer